

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 17, 2008

Thomas S. Smith, President
Superior Silver Mines, Inc.
413 Cedar Street
Wallace, ID 83873

> **Re:** **Superior Silver Mines, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 31, 2008**
> **File No. 0-53035**

Dear Mr. Smith:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please monitor the age of your financial statements and provide updated financial statements, as appropriate.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 6

2.   Please expand this section to disclose your financial condition and changes in financial condition. See Item 303(a) of Regulation S-K. In addition, to the extent

necessary to an understanding of your business as a whole, please disclose the causes for material changes in the line items set forth in your financial statements for your fiscal year ended December 31, 2007, as compared to your fiscal year ended December 31, 2006. See Instructions 1 and 4 to Item 303 of Regulation S-K.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

3.   We note your response to our prior comment 9. Please provide the information required by Item 407(a) of Regulation S-K.

***

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Gregory B. Lipsker, PLLC
(509) 455-8483